# Exhibit 99

# NEWS RELEASE

**CONTACT:**
Bob Aronson
Vice President, Investor Relations
800-579-2302
([baronson@stagestores.com](mailto:baronson@stagestores.com))


<u>**FOR IMMEDIATE RELEASE**</u>

## Stage Stores to Delay Release of Second Quarter Results

*--Delay Due to Internal Review of Inventory Valuation Methodology--*

*--Pre-Recorded Message Available--*

HOUSTON, TX, August 16, 2006 - Stage Stores, Inc. (NYSE: SSI) announced today that it will delay the release of its second quarter results pending the completion of an internal review of its inventory valuation methodology.  As such, the Company's previously provided earnings guidance for the 2006 second quarter and 2006 fiscal year should no longer be relied upon.  The Company, which is working as diligently and expeditiously as possible to complete its review, will issue its second quarter results as soon as is practicable.

Jim Scarborough, Chairman and Chief Executive Officer, stated, "In the course of reviewing our preliminary financial results for the second quarter, it became apparent that our Peebles division gross margins were significantly higher than our forecast.  After evaluating the positive second quarter business trends that could account for the large upside variance, we determined that a review of our inventory valuation methodology used to calculate our cost of goods sold might be appropriate.  As a result, we began an internal review of our methodology to determine the scope and magnitude of this issue.  We will report our findings as soon as we have completed our review."

Because the review is still underway, the Company and Deloitte & Touche LLP, the Company's independent registered public accounting firm, are unable to quantify with certainty at this time the impact on the Company's historical financial statements.  However, the Company has concluded that either a retrospective application of a preferable accounting methodology or a restatement of its previously issued financial statements may be required.

--more--

In either event, the Company currently expects that the effect of any required adjustments would be to reduce its previously reported diluted earnings per share from $1.76 to $1.64 for fiscal 2003, from $1.72 to $1.59 for fiscal 2004, from $1.90 to $1.78 for fiscal 2005, and from $0.72 to $0.57 for the quarter ended April 29, 2006. For comparability purposes, the effect of any required adjustments for the quarter ended April 30, 2005 would be to reduce its previously reported diluted earnings per share from $0.68 to $0.57. The Company noted that the impact of the estimated adjustments on its first quarter results is greater primarily due to the seasonality of the business. These estimated revision amounts are preliminary, unaudited and subject to adjustment as the Company continues with its review and analysis of the matter in coordination with Deloitte & Touche. The final effect of any adjustments could be materially different than those estimates provided herein.

The Company also noted that any adjustments that might be necessitated by the review will not affect its previously reported net cash flows from operations.

The Company has received a waiver of certain defaults under its credit agreement pending the conclusion of its review, and does not expect that the results of its review process will affect any other contractual obligations.

The Audit Committee of the Board of Directors is actively involved in reviewing this matter along with the Company's management, and has retained the services of BDO Seidman, LLP to assist management in this matter. BDO Seidman was selected because of its broad depth of retail accounting experience.

Mr. Scarborough continued, "Stage Stores has always maintained the highest standards of conduct in our accounting practices and strict compliance with all applicable accounting standards. Our proactive response to this matter reinforces our commitment to providing a clear and accurate presentation of our financial condition and results."

Mr. Scarborough further commented, "While the release of our second quarter financial results will be delayed, I am pleased to report that, from a sales and operations standpoint, the second quarter was a good all-around quarter for our company and we are very pleased with our results. Our sales reached record levels, driven by solid customer demand for our spring and summer merchandise assortments. We posted a 4.5% same store sales increase on top of a strong 7.0% increase last year. We opened two organic stores, reopened our hurricane-damaged store in Orange, Texas, and our B.C Moore store renovation and conversion activities remained on schedule.

--more--

"Additionally, we opened 23 converted Peebles stores on August 3$^{rd}$, and we will be opening another 11 converted Peebles stores on August 17$^{th}$. We increased the number of Estee Lauder and Clinique counters in our Stage division, we continued to build merchandise levels at our Peebles stores, and we realized productivity improvements from our systems and sortation equipment investments at our Peebles South Hill, Virginia distribution center. Lastly, during the quarter, we doubled our quarterly cash dividend and continued to repurchase additional shares of Stage Stores common stock using employee stock option exercise proceeds.

"Our merchants have done a great job of stocking our stores with exciting and appealing merchandise for back-to-school and the upcoming fall season, and we are upbeat about our prospects for the second half of the year," concluded Mr. Scarborough.

Pre-Recorded Message Information

To hear a pre-recorded message from the Company discussing the matters included in this release, as well as additional information regarding the second quarter's operational highlights, please dial 1-800-405-2236 and enter the pass code 11068919#. This pre-recorded message will be available for one week through Wednesday, August 23, 2006.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 585 stores located in 31 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. In addition, on February 27, 2006, the Company purchased B.C. Moore & Sons, Inc., and acquired 78 retail locations situated in the Southeast. The Company has completed the conversion of 23 of the acquired stores to its Peebles name and format, and currently plans to convert 46 of the remaining acquired stores to its Peebles name and format, in phases, through mid-October. The remaining 9 non-converted stores will be closed. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

--more--

<u>"Safe Harbor" Statement</u>

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the Company's expectations of the effect of the estimated adjustments on its historical diluted earnings per share and comments regarding the Company's expectations that the results of its review will not affect its contractual obligations. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's most recent quarterly report on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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